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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF:	JULY 2003

COMMISSION FILE NUMBER:	(SEC File No: 0-30006)

SUNGOLD ENTERTAINMENT CORP.
(Translation of registrant's name into English)

#500 - 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6
_______________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X         Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [__]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [__]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

This is the form of material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1.        Reporting Issuer

                    SUNGOLD ENTERTAINMENT CORP.
                    500 - 666 Burrard Street
                    Vancouver, British Columbia,
                    Canada, V6C 3P6

                    Telephone: (604) 669-9580
                    Facsimile: (604) 669-9577

Item 2.        Date of Material Change

                    July 28, 2003

Item 3.        Press Release

                    July 29, 2003

Item 4.        Summary of Material Change

Management proposals approved by 99.5% at EGM / Board of Directors authorize 5% stock dividend to shareholders of record as of September 1, 2003.

Item 5.        Full Description of Material Change

July 29, 2003

Trading Symbol: SGGNF - BB 12g 3-2 (b): 82-2157

VANCOUVER, BC CANADA: JULY 29, 2003 ~ SUNGOLD ENTERTAINMENT CORP. ("Sungold") (OTCBB: SGGNF, Frankfurt: WKN 608164) - Sungold Entertainment Corp. shareholders approved the following resolutions by 99.5% at today's Extraordinary General Meeting:

  the Company pay a stock dividend on the basis of one common share for each 20 shares outstanding to be paid to shareholders of record on such date as the directors may in their discretion determine (subsequently the board of directors unanimously approved September 1, 2003 as the date of record);

  the Company at the discretion of the Board of Directors at such time as they see appropriate be empowered to sell up to 25% minority interest in it's wholly owned subsidiary HBN;

  the Company make application to the Director, Corporations Directorate of Industry Canada, for a Certificate of Continuance continuing the Company under the Canada Business Corporations Act;

  the Company increase its authorized capital by increasing the number of authorized common shares without par value from 100,000,000 common shares to an unlimited number of common shares without par value;

  the name of the Company be changed to "Sungold International Holdings Corp.";

  Melvin R. Reeves be removed as a director of the Company effective immediately.

Investor Relations
Ed Miers
(260) 312-5678

This news release contains forward-looking statements. Forward-looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

Item 6.    Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3) (Ontario) of the Act

                Not applicable.

Item 7.    Omitted Information

                None.

Item 8.    Senior Officer

                ART COWIE, PRESIDENT
                500 - 666 Burrard Street
                Vancouver, BC V6C 3P6

Item 9.    Statement of Senior Officer

                The foregoing accurately discloses the material change referred to herein.

July 29, 2003,                                                         /s/ANNE KENNEDY
Date                                                                       (signature)

Anne Kennedy
Name of Signatory

Director / Secretary
Position

Vancouver, BC
Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                    SUNGOLD ENTERTAINMENT CORP.

Date: July 29, 2003

 By*:
                    /s/ ANNE KENNEDY
                    Anne Kennedy
                    Director, Corporate Secretary

*Print name and title under the signature of the signing officer